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SEC FILE NUMBER
8-36997

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mid-Atlantic Securities

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4001 Barrett Drive, Suite 100
(No. and Street)

Raleigh	North Carolina	27609
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Glover Jr	919-783-7787	jglover@masecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Ave, # 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James B Glover Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mid-Atlantic Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TONY BRITT STEPHENSON
Notary Public
Davidson
County
My Comm. Exp.
06-01-2026
NORTH CAROLINA

Signature:

Title:
Treasurer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Supplemental Information

December 31, 2021 and 2020

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information on pages 13-16 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2003.

Raleigh, North Carolina
February 25, 2022

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2021 and 2020

	2021	2020
Assets		
Current assets:		
Cash and cash equivalents	$ 1,105,263	818,752
Receivable from clearing corporation	5,247	12,827
Other receivables	120,509	134,374
Prepaid expenses	7,204	6,032
Total current assets	1,238,223	971,985
Furniture and equipment, net	5,844	9,829
	$ 1,244,067	981,814
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable to non-customers	24,798	4,000
Accrued commissions and other payables	583,964	572,931
Total current liabilities	608,762	576,931
Deferred tax liability	2,000	2,000
Total liabilities	610,762	578,931
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding, 450 shares in 2021 and 2020	45	45
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued	-	-
Additional paid-in capital	61,993	61,993
Accumulated other comprehensive gain	-	-
Retained earnings	571,267	340,845
Total stockholders' equity	633,305	402,883
	$ 1,244,067	981,814

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2021 and 2020

	2021	2020
Revenues:		
Securities commissions	$ 791,676	$ 701,014
Commissions on sales of investment company shares	1,697,590	1,433,991
Commissions on sales of insurance	1,750,118	1,464,664
Registered investment advisor income	3,018,974	2,138,974
Other	489,013	96,847
	7,747,371	5,835,490
Expenses:		
Commissions	5,330,502	4,161,990
Salaries and benefits	1,060,989	951,383
Clearing charges	542,527	412,496
Legal settlements	225,000	100,000
Professional fees	129,545	126,817
Payroll taxes	47,588	44,671
Rent	32,971	33,096
Taxes and licenses	23,653	36,222
Office supplies	15,396	14,326
Travel and entertainment	13,383	6,207
Email service	8,699	8,504
Telephone	7,501	10,376
Subscriptions	5,772	7,032
Depreciation	3,985	5,877
Miscellaneous	3,756	2,252
	7,451,267	5,921,249
Income from operations	296,104	(85,759)
Interest income	247	1,587
Income before provision for income taxes	296,351	(84,172)
Provision for income taxes	(35,929)	(600)
Comprehensive income	$ 260,422	(84,772)

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2021 and 2020

		Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of December 31, 2019	$	45	61,993	-	455,617	517,655
Dividends paid		-	-	-	(30,000)	(30,000)
Comprehensive income		-	-	-	(84,772)	(84,772)
Balance as of December 31, 2020	$	45	61,993	-	340,845	402,883
Dividends paid		-	-	-	(30,000)	(30,000)
Comprehensive income		-	-	-	260,422	260,422
Balance as of December 31, 2021	$	45	61,993	-	571,267	633,305

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2021 and 2020

		2021	2020
Cash flows from operating activities:			
Net income (loss)	$	260,422	(84,772)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		3,985	5,877
Deferred income taxes		-	(1,000)
Changes in operating assets and liabilities:			
Receivables		21,445	(31,361)
Prepaid expenses and other current assets		(1,172)	25
Accrued commissions and other liabilities		31,831	292,627
Net cash provided by operating activities		316,511	181,396
Cash flows used in investing activities - Purchases of furniture and equipment		-	(2,415)
Cash flows used in financing activities - Dividends paid		(30,000)	(30,000)
Net increase in cash and cash equivalents		286,511	148,981
Cash and cash equivalents, beginning of year		818,752	669,771
Cash and cash equivalents, end of year	$	1,105,263	818,752
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	2,700	7,364

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a registered investment advisor. The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from investment advisory services.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling insurance products of New York-based companies. As of December 31, 2021 and 2020, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses, net of deferred taxes if material, are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. Commissions owed to the Company from the clearing broker have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to ten years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority.

Level 1 Fair Value Measurements

The fair values of equity securities are based on quoted market prices and are, therefore, classified as Level 1.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized losses on marketable securities. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Revenue Recognition and Disaggregation of Revenue

Security commission revenue is recognized based on the transaction date per the trade confirmation.

Commissions on sales of investment company shares and insurance revenue is recognized when the commissions are paid at settlement of the transaction per the stated amounts in the prospectus. Revenue from mutual fund and annuity 12b-1 fees are recognized over time as they are paid monthly or quarterly based on average daily assets under management (AUM), per amount in the prospectus.

Registered investment advisory income revenue is recognized over time as earned over the period in which investment management and advisory services are provided. While advisory contracts are long-term in nature, the performance obligations are generally satisfied daily based on AUM, in accordance with such management agreements.

All revenue recognized in the consolidated statements of income and comprehensive income is considered to be revenue from contract with customers. The vast majority of revenue is determined based on average assets and is earned daily or monthly or is transactional and is earned on the trade date. As such, revenue from remaining performance obligations is not significant.

(3) Revenue Recognition and Disaggregation of Revenue, Continued

The following table depicts the disaggregation of revenue by major source:

	2021	2020
Securities commissions	$ 791,676	701,014
Registered investment advisor income	3,018,974	2,138,974
Commissions on sales of investment company shares		
12b-1 fees on investment company shares	1,242,332	1,165,331
Front end fees on investment company shares	455,258	268,660
	1,697,590	1,433,991
Commissions on sales of insurance		
12b-1 fees on investment company shares	1,467,704	1,253,402
Front end fees on insurance	282,414	211,262
	1,750,118	1,464,664
Performance obligations satisfied over time	5,729,010	4,557,707
Performance obligations satisfied at a point in time	1,529,348	1,180,936
Total disaggregated revenue from contracts with customers	7,258,358	5,738,643
Other	489,013	96,847
Total revenues	$ 7,747,371	5,835,490

(4) Furniture and Equipment

Furniture and equipment consist of the following:

	2021	2020
Computer equipment	$ 45,753	45,753
Furniture and other equipment	12,314	12,314
	58,067	58,067
Less accumulated depreciation	(52,223)	(48,238)
	$ 5,844	9,829

(5) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, and 2020, the Company's net capital was $561,159 and $331,324, respectively, $511,159 in excess of its required net capital of $50,000 in 2021 $281,324 in excess of its required net capital of $50,000 in 2020. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1 and 1.75 to 1 as of December 31, 2021 and 2020, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Related Party Transactions

Other receivables include $3,171 as of December 31, 2021 and 2020 due from two officers. Accrued commissions and other payables include $138,465 and $173,251, respectively, as of December 31, 2021 and 2020, for commissions due to brokers who also hold an ownership interest in the Company.

See note 9 concerning the office space lease with a company related by common ownership.

(7) Commitments and Contingencies

The Company has a clearing agreement with one brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm. The minimum level of commissions was met in both 2021 and 2020.

The Company is required by the clearing firm to maintain clearing deposits under the current clearing contract totaling $25,000 as of December 31, 2021 and 2020.

(8) Income Taxes

The provision for income taxes consists of the following:

		2021			2020		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	26,929	-	26,929	-	(1,000)	(1,000)
State		9,000	-	9,000	600	-	600
	$	35,929	-	35,929	600	(1,000)	(400)

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 21% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liability arises primarily from timing differences of different depreciation methods for property and equipment.

(9) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, for which there is no formal rental arrangement. During 2021 and 2020, the Company paid rent totaling $39,571 and $39,696 to this company, respectively.

Total rental expense for 2021 and 2020 was $32,971 and $33,096, respectively, which is net of sublease rental income of $6,600, respectively.

(10) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash and money market funds maintained with one brokerage firm totaling $680,469 and one bank totaling $424,794. As of December 31, 2021, amounts in excess of FDIC limits totaled $174,794. Accounts receivable are described in note 2. The Company believes there is minimal credit risk relative to its cash investments and accounts receivable.

(11) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees under the age of 50 and over the age of 50 may contribute a percentage of their compensation up to $13,500 and $16,500, respectively, per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2021 and 2020 was $22,099 and $20,014, respectively.

(12) Paycheck Protection Program

In April 2020, the Company received approval for a loan from the Small Business Administration under the Paycheck Protection Program, which authorizes forgivable loans to small businesses to pay their employees during the COVID-19 crisis (see note 10). This loan, in the amount of $86,580, was forgiven by the lender in December 2020 after the loan proceeds were used to cover payroll and certain other allowed costs over a 24-week and certain other conditions are met. The principal amount forgiven, along with forgiven accrued interest of $581, was recognized in other income.

(13) Impact of COVID-19

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (COVID-19) outbreak a pandemic. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's operations, financial condition and cash flows.

(14) Subsequent Events

The date to which events occurring after December 31, 2021, the date of the most recent consolidated statement of financial condition, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 23, 2022 the date the consolidated financial statements were available to be issued.

The Company entered into a stock purchase agreement January 21, 2022 to sell the Company contingent upon approval of regulators.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021 and 2020

		2021	2020
Net Capital			
Total stockholders' equity	$	633,305	402,883
Deduct non-allowable assets:			
Receivable from non-customers and prepaid expenses		52,693	57,719
Furniture and equipment, net		5,844	9,829
		58,537	67,548
Net capital before haircuts on securities positions		574,768	335,335
Haircuts on securities:			
Investment securities - exempted		-	-
Investment securities - other		13,609	4,011
		13,609	4,011
Net capital	$	561,159	331,324
Aggregate Indebtedness			
Items included in statement of financial condition:			
Accounts payable to non-customers		24,798	4,000
Accrued commissions and other payables		585,963	574,931
	$	610,761	578,931

(Continued)

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2021 and 2020

		2021	2020
Computation of Basic Net Capital Requirement			
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$	40,717	38,595
Minimum dollar net capital requirement of reporting broker (B)	$	50,000	50,000
Net capital requirement-greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	511,159	281,324
Excess net capital at 1000% (Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement)	$	500,083	271,324
Ratio of aggregate indebtedness to net capital		1.09	1.75
Reconciliation with Company's Computation			
Net capital, as reported in Company's FOCUS report (unaudited), amended	$	561,159	331,324
Audit adjustments		-	-
Net capital per above	$	561,159	331,324

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021 and 2020

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Information Relating to the Possession or Control Requirements
Under Rule 5c3-3 of the Securities and Exchange Commission

December 31, 2021 and 2020

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

Batchelor, Tillery & Roberts, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mid-Atlantic Securities, Inc., (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2022

Mid-Atlantic Securities, Inc.

Exemption Report

Mid-Atlantic Securities, Inc. is a registered broker-dealer subject to SEC Rule 17a-5. This Exemption Report was prepared as required by Rule 17a-5(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2021, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

James B. Glover, Jr.
Treasurer

February 23, 2022

4001 Barrett Drive, Suite 100 • Raleigh, North Carolina 27609 • 919-783-7787

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Mid-Atlantic Securities, Inc..:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Mid-Atlantic Securities, Inc. (the "Company") is responsible for the Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 25, 2022

MID-ATLANTIC SECURITIES, INC.

Schedule of Assessments and Payments

Year ended December 31, 2021

General assessment for 2021	$	4,760
Less:		
Payment applied July 28, 2021		2,159
Payment on February 23, 2022		2,601
Balance due on March 1, 2022	$	-